

July 25, 2007

Mr. Rubens Ometto Silveira Mello
Chairman and Chief Executive Officer
Cosan Limited
Av. Juscelino Kubitschek, 1726 – 6th Floor
São Paulo, SP 04543-000, Brazil

>   **Re: Cosan Limited**
>   **Amendment No. 1 to Registration Statement on Form F-1**
>   **Filed July 25, 2007**
>   **File No. 333-144010**

Dear Mr. Rubens Ometto Silveira Mello:

        We have reviewed your submission and response letter dated July 13, 2007, and your filing dated July 25, 2007, and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Registration Statement on Form F-1

Dividends and Dividend Policy, page 140

1.   We understand the dividend policy of Cosan Limited is based on net income presented in accordance with US GAAP. However, the dividend policy of Cosan is based on net income presented in accordance with Brazilian GAAP. In the risk factor disclosure on page 28, you state this difference in policy may result in dividend payments from Cosan to Cosan Limited that are insufficient to fund the dividend amounts under Cosan Limited's policy. We further note that Cosan's net income for the fiscal year ended April 30, 2007 under US

GAAP totaled $346.5 million versus $175.7 million under Brazilian GAAP. Therefore, it appears Cosan Limited would not have received sufficient dividends from Cosan to cover a payment of dividends to its shareholders under the current dividend policy, if in place at that time. Considering this significant difference, please expand your disclosures to clearly address the following items:

- the difference in dividend policies at Cosan and Cosan Limited,
- the potential impact of this difference on Cosan Limited's ability to fund dividends under the current dividend policy,
- the deficiency that would have occurred if such dividend policy were in effect as of April 30, 2007, and
- your expectation regarding whether this deficiency will continue in future periods due to the inherent differences in accounting for net income under US GAAP versus Brazilian GAAP.

8. Acquisitions, page F-23

2.   We have reviewed your response to comment 14 of our letter dated July 10, 2007 and continue to disagree with your position that the provisions of SAB 80 apply to your situation. We understand that under Regulation S-X, Rule 3-05, the financial statements of Corona are required to be presented in your filing. Please amend your document to include these financial statements.

Acucareira Corona S.A.

Consolidated Balance Sheets, page F-2

3.   We have reviewed the financial statements presented in the supplemental information provided in your response to comment 14. Please expand your disclosures and describe supplementally the nature of the amounts recorded as other current and long-term liabilities. In your response, please address why these balances increased from April 30, 2005 to January 31, 2006.

4. Marketable Securities, page F-9

4.   Please correct the subtotals in the fair value columns of the table presented in footnote 4.

12. Shareholders' Deficit, page F-16

5.   We note your common stock has no par value. However, you have recorded $119,105 and $37,894 as common stock. Please tell us why these amounts were not recorded as additional paid-in capital upon issuance for stock with no par value. Please ensure your disclosures discussing the allocation of amounts between common stock and additional paid-in capital in note 12 are corrected, if necessary.

<u>Exhibits, page II-1</u>

6.   Please provide a consent from your auditors for all audit reports presented in your filing, including the audit report related to the financial statements of Corona.

<u>Closing Comments</u>

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Shannon Buskirk at (202) 551-3717 or, in her absence, April Sifford, Accounting Branch Chief, at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Wynn at (202) 551-3756 or, in his absence, me at (202) 551-3611 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: S. Buskirk
    A. Sifford
    J. Wynn

    via facsimile
    Manuel Garciadiaz, Esq.
    Davis Polk & Wardwell
    (212) 450-3428